Exhibit 99.3

employment agreement

This Employment Agreement (this “Agreement”) dated as of January 1, 2022 (the “Effective Date”) is made and entered into by and between Fusion Fuel USA, Inc., a Delaware corporation with a principal place of business at _____________________ (the “Company”), and Jason Baran, an individual whose principal address is located at _____________________ (the “Executive”). Fusion Fuel Green PLC, an Irish public limited company (“Parent”) is also hereby made a party to this Agreement solely for purposes of acknowledging and consenting to the Agreement and agreeing to be subject to Sections 9 and 10 of this Agreement.

recitals

WHEREAS, the Company would like to engage the Executive, and the Executive would like to be engaged by the Company, to act as the Co-President of the Company with Zachary Steele as the other Co-President of the Company (the Executive and Zachary Steele, collectively, the “Co-Presidents”) and Co-Head of Americas for the Parent with Zachary Steele as the other Co-Head of Americas; and

WHEREAS, the parties desire to memorialize the terms of such employment, on the terms and conditions hereinafter set forth.

agreement

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree:

1.            Employment. Subject to the terms and conditions set forth in this Agreement, the Company hereby offers, and the Executive hereby accepts, continued employment as the Co-President of the Company and Co-Head of Americas for Parent.

2.            Term. Subject to earlier termination as hereinafter provided, the Executive’s employment hereunder shall be for a term commencing on the Effective Date and ending on December 31, 2024 (the “Initial Term”), and, on January 1, 2025 and each annual anniversary thereof thereafter, shall be automatically extended for successive terms of one (1) year each (each a “Renewal Term”) (the Initial Term, together with each Renewal Term, the “Term”), unless either the Company or the Executive provides notice (a “Non-Renewal Notice”) to the other, at least ninety (90) days prior to expiration of the Initial Term or the Renewal Term then in effect, that the Executive’s employment hereunder is not to be so extended.

3.            Capacity and Performance.

(a)         During the Term, the Executive shall render the services set forth on Exhibit A hereto and report directly to the Chief Executive Officer of the Parent, or at any time that Parent does not have a Chief Executive Officer, the Executive shall report to the Chairman of the Board of Directors (the “Board”) of Parent (in either scenario and as applicable, the “CEO”).

(b)         During the Term, the Executive shall be employed by the Company on an average of seventy-five percent (75%) of full business-time and diligent basis and shall perform such duties and responsibilities on behalf of the Company as are customarily performed by a Co-President of a company of comparable size and as may be reasonably designated from time to time by the CEO. During the Term, Executive will be a member of the Executive Committee of Parent.

(c)         During the Term hereof, the Executive may, directly or indirectly, render services of a business, commercial or professional nature to persons and entities other than the Company (or any affiliate thereof), whether for compensation or otherwise, including, but not limited to, those activities stated on Exhibit B (each such services, the “Outside Activities”), so long as such Outside Activities do not, in the aggregate, (i) require more than twenty-five percent (25%) of Executive’s business-time and efforts and (ii) cause Executive to be in violation of the restrictive covenants contained in Section 7 of this Agreement. Except as set forth in the preceding sentence, Executive shall not engage in any Outside Activities without the CEO’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed.

4.            Compensation and Benefits. As compensation for all services performed by the Executive under this Agreement during the Term and subject to the terms and conditions set forth in this Agreement:

(a)         Compensation. The Executive shall be entitled to the following compensation:

(i)                 Signing Bonus. The Company shall pay the Executive a signing bonus equal to $27,617 USD (the “Signing Bonus”). The Executive’s Signing Bonus shall be payable in accordance with the payroll practices of the Company in the first payroll period occurring after the Effective Date.

(ii)              Base Salary. The Company shall pay the Executive a base salary at an initial rate of $210,000 USD per annum (the annualized base salary, as increased from time to time, the “Base Salary”). The Executive’s Base Salary shall be payable in accordance with the payroll practices of the Company for its executives, shall be subject to review from time to time, but no less frequently than annually, by the CEO and the Executive and shall be subject to increase from time to time by the Renumeration Committee of Parent as proposed by the CEO, in its sole discretion, taking into consideration (a) inflation, (b) increases to any Executive Committee member’s compensation, and (c) any amendments to this Agreement and the Services to be rendered in connection with Section 3 of the Agreement.

(iii)            Annual Bonus. During the Term, the Company shall pay Executive an annual bonus (the “Annual Bonus”), to the extent earned in any calendar year. The performance goals for any particular year shall be determined in good faith by the Renumeration Committee of Parent as proposed by the CEO and in consultation with Executive no later than the end of the first quarter of the year to which they relate. The achievement of performance for any Annual Bonus shall be determined in good faith by the CEO in consultation with the Executive. For calendar year 2022, (a) if Executive’s performance is determined to exceed expectations based on the performance goals for such year, the Annual Performance Fee will be equal to $400,000, (b) if Executive’s performance is determined to be satisfactory based on the performance goals for such year, the Annual Performance Fee will be equal to $300,000, and (c) if Executive’s performance is determined to be unsatisfactory based on the performance goals for such year, the Annual Performance Fee will be equal to $100,000. For each subsequent calendar year during the Term, the CEO, in consultation with the Executive, shall review the amount of the Annual Bonus if Executive exceeds, meets, or fails to meet the performance goals for such year and such amounts may be increased, but not decreased, from time to time by the Renumeration Committee of Parent, as proposed by the CEO, in its sole discretion. Any such Annual Bonus earned by Executive shall be paid no later than March 1st of the following year and may be made in cash, in fully vested shares of the Parent’s common stock (“Shares”), or in a mixture of both, at the election of the Renumeration Committee of Parent, as proposed by the CEO; provided, however, that at least fifty percent (50%), or some lesser percentage as elected by the Executive for a particular Annual Bonus, shall be paid in cash. If the Company elects to pay more than fifty percent (50%) of an Annual Bonus in Shares (and the Executive elects to have less than fifty percent (50%) of an Annual Bonus paid in cash), such portion of the Annual Bonus shall be paid in Shares at a conversion price per Share equal to ninety percent (90%) of the average closing trading price of the Shares listed on an established securities exchange over the thirty (30) consecutive trading day period ending on the last day of the performance period for which such Annual Bonus relates. If the Company elects to pay fifty percent (50%) or less of an Annual Bonus in Shares, such portion of the Annual Bonus shall be paid in Shares at a conversion price per Share equal to the average closing trading price of the Shares listed on an established securities exchange over the thirty (30) consecutive trading day period ending on the last day of the performance period for which such Annual Bonus relates.

(iv)             Additional Annual Bonus. If, and to the extent, in any year the Company is prohibited from directly providing the Executive Insurance Benefits to the Executive without the Company or the Executive being subject to excise taxes as a result of nondiscrimination rules or change of control rules, or being subject to other taxes or costs that such party would not be subject to if the Executive was then a non-highly compensated employee, as described in the Internal Revenue Code of 1986, as amended (the “Code”), of the Company, or the Company’s contributions under the Company’s Insurance Benefits are less than the contributions that would occur under the Executive Insurance Benefits, the Company shall pay the Executive an additional cash bonus (the “Additional Bonus”) equal to (1) the dollar amount of the Executive Insurance Benefits that are not provided to the Executive pursuant to Section 4(c) below in a given year (such dollar value, the “Excess Value”), plus (2) any Federal, state or local income, excise or similar taxes or imposts, (“Taxes”) payable on the Excess Value. Any such Additional Bonus earned by Executive shall be paid no later than March 1st of the year following the year to which such Excess Value relates.

(v)               Inducement Awards. On or as soon as reasonably practicable after Effective Date, but in no event later than five (5) days after the Effective Date, the Company shall grant to Executive the following incentive awards, which shall have been approved by the Board on or before the Effective Date, pursuant to and as defined in the Company’s 2021 Equity Incentive Plan (the “2021 Incentive Plan”) and subject to the terms and conditions of the applicable award agreement:

1)      an award of 25,000 time-based restricted stock units (the “Inducement RSUs”) having a grant date fair market value per Inducement RSU equal to one Share of the Parent, determined based on the average closing trading price of the Shares listed on an established securities exchange over the five (5) consecutive trading day period ending on the date of grant. The Inducement RSUs (a) shall vest in three (3) equal installments on December 31, 2022 and each of the first two (2) anniversaries thereof, so long as Executive remains continuously employed by the Company or one of its affiliates through each such vesting date and (b) shall be subject to a separate award agreement consistent with this Agreement which shall include such other terms and conditions as are consistent with restricted stock units granted to service providers of the Company or Parent generally (only to the extent such terms are not inconsistent with the terms of this Agreement) and as are agreed by the Parties.

2)      an option (the “Time-Based Inducement Option”) to purchase 200,000 Shares of the Parent at an exercise price equal to the grant date fair market value of a Share, determined based on the average closing trading price of the Shares listed on an established securities exchange over the five (5) consecutive trading day period ending on the date of grant, but in no event to be lower than $10.50 per Share (the “Exercise Price”). The Time-Based Inducement Option (a) shall vest in three (3) equal installments on December 31, 2022 and each of the first two (2) anniversaries thereof, so long as Executive remains continuously employed by the Company or one of its affiliates through each such vesting date, (b) shall be exercisable at any time prior to the seventh (7th) anniversary of the date of grant, in whole or in part, to the extent vested, and (c) shall be subject to a separate award agreement consistent with this Agreement which shall include such other terms and conditions as are consistent with option awards granted to service providers of the Company or Parent generally (only to the extent such terms are not inconsistent with the terms of this Agreement).

3)      an option (the “Performance-Based Inducement Option”) (the Inducement RSUs, Time-Based Inducement Option, and Performance-Based Inducement Option, collectively, the “Inducement Awards”) to purchase 200,000 Shares of the Parent at the Exercise Price. The Performance-Based Inducement Option (a) shall one-hundred percent (100%) vest if and at such time that the closing trading price of a Share listed on any established securities exchange equals or exceeds $18.00 for twenty (20) trading days in a period of thirty (30) consecutive trading days, so long as Executive remains continuously employed by the Company or one of its affiliates through such vesting date, (b) shall be exercisable at any time prior to the (7th) anniversary of the date of grant, in whole or in part, to the extent vested, and (c) shall be subject to a separate award agreement consistent with this Agreement which shall include such other terms and conditions as are consistent with option awards granted to service providers of the Company or Parent generally (only to the extent such terms are not inconsistent with the terms of this Agreement).

(vi)             Annual Bonus Stock Options(vii). During the Term, Executive shall be eligible to receive an annual option (the “Annual Option” and together with the Inducement Awards and any Shares issued with respect to the Annual Bonus, collectively, the “Equity Awards”) to purchase up to 50,000 Shares of Parent. The number of Shares, if any, subject to an Annual Option shall be determined by the Board in its discretion. The Annual Options, to the extent awarded, (a) shall be awarded on January 1st of each of 2023, 2024 and 2025, (b) shall be 100% vested at the time of award, (c) shall have an exercise price per Share equal to the Exercise Price, (d) shall each be exercisable at any time prior to the seventh (7th) anniversary of the award date of such Annual Option, and (e) shall each be subject to a separate award agreement consistent with this Agreement which shall include such other terms and conditions as are consistent with option awards granted to service providers of the Company or Parent generally (only to the extent such terms are not inconsistent with the terms of this Agreement). The terms of any Annual Option to be awarded hereunder after January 1, 2025 shall be revised as mutually agreed between the Executive and the Company (which shall be subject to approval of the Renumeration Committee) no later than the commencement of the Renewal Term to which it relates.

(b)         Vacations. During the Term, the Executive shall be entitled to vacation, personal days, sick time and similar paid time off benefits in accordance with the applicable policies of the Company, as in effect from time to time.

(c)         Insurance Benefits.

(i)           Executive Insurance Benefits. Except as otherwise provided in this Section 4(c), , the Company shall: (1) match one hundred percent (100%) of the Executive’s contributions to any individual retirement account or 401(k) account maintained by the Executive, up to the then current legislative cap on contributions; (2) make payments to a health savings account (“HSA”) maintained by the Executive, in an amount equal to the then current legislative limit on HSA contributions; and (3) make a payment to Executive in the amount of $3,000 per month, plus an additional $500 per month per dependent child of Executive at such time, as revised from time to time by the CEO in coordination with the Executive, provided that upon the Company implementing Insurance Benefits, the Executive will participate therein and such monthly payments shall cease to the extent the payments relate to such benefit (such costs in a given year, together with the dollar amount of legislative limits on employer contributions to a retirement account and an HSA for such year, collectively, the “Executive Insurance Benefits”), in each case until such time that the Company implements employee benefit plans governing each of the above benefits (including Insurance Benefits as defined below) at which time Executive shall participate in the Insurance Benefits and shall be eligible to receive the Additional Bonus. The Company will reimburse the Executive for Taxes payable on any portion of such payments that is treated as nondeductible taxable income to the Executive so that the economic benefit is the same to the Executive as if such payment or benefits were provided on a nontaxable basis. Notwithstanding the foregoing, the Company shall not contribute, or pay reimbursements of, the Executive Insurance Benefits to the extent that the Company is prohibited from directly providing the Executive Insurance Benefits to the Executive without the Company or the Executive being subject to excise taxes as a result of nondiscrimination rules or change of control rules, or being subject to other taxes or costs that such party would not be subject to if the Executive was then a non-highly compensated employee, as described in the Code, of the Company. In such case, the Executive shall be eligible to receive the Additional Bonus.

(ii)        Company Insurance Benefits. As soon as reasonably determined necessary by the Co-Presidents, and from time to time thereafter, the Co-Presidents shall cause the Company to maintain such medical, dental, life and disability insurance plans (collectively, the “Insurance Benefits”), which the Executive shall be eligible to participate in during the Term, subject to any contribution therefor generally required by employees of the Company. The Executive’s participation in such Insurance Benefits shall be subject to applicable law, the terms of the applicable plan documents and generally applicable Company policies. Notwithstanding anything herein to the contrary, the Company may modify or terminate any insurance benefits at any time in its sole discretion.

(iii)      In addition, during the Term, the Company shall provide, or reimburse the Executive for, the premium cost of term life insurance protection in the amount of $5,000,000 payable to the Executive's designated beneficiary(ies). The Executive agrees that the Company may also, during the Term, maintain a key man life insurance policy of like amount, with proceeds being payable to the Company or its designee. The Executive agrees to submit to reasonable annual physical examinations for the purpose of maintaining that coverage.

(d)         Business Expenses. During the Term, the Company shall provide Executive with (i) a $2,000 monthly stipend for office rent and office supplies (ii) a $1,600 monthly stipend for car payments and gas expenses, as may be increased from time to time based on the Company’s then car expense policy and (iii) the Company shall promptly pay or reimburse the Executive for all reasonable, customary and necessary business expenses incurred or paid by the Executive in the performance of his duties and responsibilities hereunder, including, but not limited to, travel and cell phone expenses, for which the Executive has presented reasonable substantiation and documentation to the CEO for approval, which shall not be unreasonably withheld.

(e)         Legal Expenses. Upon presentation of appropriate documentation, the Company will pay or reimburse the Executive’s reasonable legal fees incurred in connection with the negotiation and drafting of this Agreement and the documentation of the Equity Awards, along with any amendments thereto during the Term, which will be paid within 30 days following presentment of the documentation.

5.            Termination of Employment and Severance Benefits. Notwithstanding the provisions of Section 2 hereof, the Executive’s employment hereunder shall terminate prior to the expiration of the Term under the following circumstances (the date on which Executive’s employment hereunder terminates, the “Termination Date”):

(a)         Death or Disability. In the event of the Executive’s death or Disability (as defined in the 2021 Incentive Plan) during the Term, the Executive’s employment hereunder shall immediately and automatically terminate. In such event, the Company shall pay to the Executive’s designated beneficiary or, if no beneficiary has been designated by the Executive, to his estate, (i) the Base Salary earned but not paid through the Termination Date (solely to the extent not otherwise covered by a life insurance policy and to be paid in accordance with the Company’s normal payroll policies or at such earlier time as required by applicable law), (ii) the value of any vacation time earned but not used through the Termination Date (to be paid in accordance with the Company’s policies and applicable law), (iii) any Annual Bonus and/or Additional Bonus earned with respect to the fiscal year ending on the Termination Date or immediately preceding the fiscal year in which such termination occurs, but only to the extent unpaid as of the Termination Date (with any such earned Annual Bonus and/or Additional Bonus to be paid at the same time as if no such termination had occurred), and (iv) any business expenses incurred by the Executive but unreimbursed as of the Termination Date, provided that such expenses are reimbursable under Company policy (with such expenses to be reimbursed in accordance with the Company’s expense reimbursement policies as in effect from time to time) (all of the foregoing, “Final Compensation”). Additionally, the Executive shall have the rights to the Equity Awards and other entitlements set forth on Exhibit C hereto. The Company shall have no further obligation to the Executive or his estate hereunder.

(b)         By the Company for Cause. The Company may terminate the Executive’s employment hereunder for Cause (defined below) at any time upon notice to the Executive setting forth in reasonable detail the nature of such Cause, which termination shall take immediate effect. Upon the giving of notice of termination of the Executive’s employment hereunder for Cause, the Company shall have no further obligation hereunder to the Executive, other than for Final Compensation. Any Equity Awards that are unvested will be forfeited, and any Equity Awards that are vested but unexercised will expire on the earlier of one year after the Termination Date or the stated expiration date (if not earlier exercised). For purposes of this Agreement and any Equity Awards with respect hereto, “Cause” means the Executive’s (i) commission of, or plea of guilty or no contest to, a felony involving moral turpitude (ii) commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (iii) conduct that brings or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute; (iv) gross negligence or willful misconduct with respect to the Company or an Affiliate; (v) material violation of state or federal securities laws; (vi) material violation of the Company’s written policies or codes of conduct that have been provided to Executive, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct, or (vii) theft, material dishonesty, or falsification of any documents or records related to the Company or any Affiliate. Provided, however, in the case of clauses (ii) through (vii) of the foregoing definition there shall be no determination of Cause hereunder unless the Executive has been given (a) written notice from the CEO stating the specific event asserted to constitute Cause and, solely to the extent curable, a reasonable manner of curing such event within 60 days after the Company has knowledge of such event (such notice, a “Company Notice”) and (b), if curable, a period of 30 days following receipt of such notice to remedy or otherwise cure such event and fails to remedy or otherwise cure such event within such 30 day time period.

(c)         By the Company Other than for Cause or by Giving a Non-Renewal Notice. The Company may terminate the Executive’s employment hereunder other than for Cause (and other than in connection with the Executive’s death or Disability) at any time upon thirty (30) days’ written notice to the Executive or by delivering a Non-Renewal Notice to the Executive. In the event of such termination, then (i) the Company shall pay to the Executive the Final Compensation, and (ii) the Executive shall have the rights to the Equity Awards and other entitlements set forth on Exhibit C hereto.

(d)         By the Executive for Good Reason. The Executive may terminate his employment hereunder for Good Reason (defined below), upon notice to the Company setting forth in reasonable detail the nature of such Good Reason. In the event of termination in accordance with this Section 5(d), then the Executive will be entitled to the same payments and benefits he would have been entitled to receive had the Executive been terminated by the Company other than for Cause (and not due to his death or Disability) in accordance with Section 5(c) above (subject to the terms of Section 5(f) below). For purposes of this Agreement and any Equity Awards with respect hereto, “Good Reason” means (1) the occurrence of one or more of the following without the Executive’s express written consent, which circumstances are not remedied by the Company within thirty (30) days of its receipt of a written notice from the Executive describing the applicable circumstances (which notice must be provided by the Executive within ninety (90) days of the Executive’s knowledge of the applicable circumstances): (i) any material, adverse change in the Executive’s duties, responsibilities, authority, title, status or reporting structure; (ii) a material reduction in the Participant’s base salary or bonus opportunity or hours of work; (iii) a geographical relocation of the Executive’s principal office location by more than fifty (50) miles; (iv) a breach of the Company’s or Parent’s obligations to Executive; (vi) termination by the Company or the Company’s non-renewal of Zachary Steele’s employment with the Company to the extent such is not (a) simultaneous with the termination of this Agreement or (b) a termination for Cause; and (vii) removal or non-renewal of Zachary Steele as a member of the Executive Committee to the extent such is not (a) simultaneous with the termination of this Agreement or (b) a termination for Cause; (2) the Executive’s voluntary election to terminate employment upon at least one month’s prior written notice to the Company on or after such time as the Executive attains the age of sixty (60); or (3) the termination of Executive’s services by the Company due to a reduction in the work force of the Company or an affiliate, the elimination of Executive’s position, the shutdown of Executive’s site of service or employment, or a restructuring of the Company’s operations, facilities, or corporate structure resulting in the elimination or reduction of Executive’s unit or department.

(e)         By the Executive Other than for Good Reason or by Giving a Non-Renewal Notice. The Executive may terminate his employment hereunder at any time upon thirty (30) days’ prior written notice to the Company or by delivering a Non-Renewal Notice to the Company. In the event of termination of the Executive’s employment pursuant to this Section 5(e), the Company will pay the Executive the Final Compensation, any Equity Awards that are unvested will be forfeited and any Equity Awards that are vested but unexercised will expire on the earlier of one year after the Termination Date or the stated expiration date (if not earlier exercised).

(f)          Any obligation of the Company to make the payments and provide the benefits to the Executive under Section 5 (other than Final Compensation) is conditioned, however, upon the Executive (or his estate or legal representative, as applicable) signing a general release of claims and covenant not to sue in such form and substance as may be agreed to by the Company and the Executive (or his estate or legal representative, as applicable) (the “Employee Release”) within twenty-one days (or such greater period as the Company may specify) (the “Release Period”) following the Termination Date and upon the Executive (or his estate or legal representative, as applicable) not revoking the Employee Release during the 7-day revocation period following the execution of the Employee Release (the “Revocation Period”).

6.            Effect of Termination. The provisions of this Section 6 shall apply to a termination of the Executive’s employment with the Company hereunder, whether due to the expiration of the Term hereof, pursuant to Section 5 or otherwise.

(a)         Payment by the Company of any applicable Final Compensation, Equity Awards and/or any other amounts or benefits that may be due the Executive in each case under the applicable termination provision of Section 5, as modified pursuant to Section 7, shall constitute the entire obligation of the Company to the Executive. Upon request of the Company, the Executive shall promptly give the Company notice of all facts necessary for the Company to determine the amount and duration of its obligations in connection with any termination pursuant to Section 5 hereof.

(b)         Except for the Equity Awards that may be earned and the other benefits that continue past Termination Date pursuant to Section 5, as modified pursuant to Section 7, all benefits shall terminate pursuant to the terms of the applicable benefit plans based on the Termination Date without regard to any payment to the Executive following such Termination Date.

(c)         Provisions of this Agreement shall survive any termination of Executive’s employment hereunder if so provided herein or if necessary or desirable to accomplish the purposes of other surviving provisions, including without limitation the Restrictive Covenants (as defined below). The obligation of the Company to make payments and provide benefits to or on behalf of the Executive under Section 5 hereof (other than the Final Compensation) is expressly conditioned upon the Executive’s continued compliance with the Restrictive Covenants. The Executive recognizes that, except as expressly provided in Section 5, as modified pursuant to Section 7, no compensation is earned after termination of employment.

7.            Restrictive Covenants. As an inducement and as essential consideration for the Company to enter into this Agreement, and in exchange for other good and valuable consideration, the Executive hereby agrees to the restrictive covenants contained in this Section 7 (the “Restrictive Covenants”). The Company and the Executive agree that the Restrictive Covenants are essential and narrowly tailored to preserve the goodwill of the business of the Company and its affiliates, to maintain the confidential and trade secret information of the Company and its affiliates, and to protect other legitimate business interests of the Company and its affiliates in light of their niche businesses and the executive position held by the Executive. The Company and the Executive further agree that the Company would not have entered into this Agreement without the Executive’s agreement to the Restrictive Covenants. For purposes of the Restrictive Covenants, each reference to “Company” and “affiliate” shall also refer to the predecessors and successors of the Company and any of its affiliates (as the case may be).

(a)         Non-Competition. During the Restrictive Period (defined below), regardless of the reason for the Executive’s termination of employment and regardless of who initiates such termination, the Executive shall not, anywhere in the United States or in any other country or jurisdiction in which the Company or any of its affiliates conducts or conducted business during the Restrictive Period, either directly or indirectly, as a proprietor, partner, stockholder, director, executive, employee, consultant, joint venturer, member, investor, lender or otherwise, engage or assist others to engage in, or own, manage, operate or control, or participate in the ownership, management, operation or control of, or become employed or engaged by any person or entity that is engaged in the business of blue and green hydrogen production, in each case except as set forth on Exhibit B or otherwise approved by the CEO at any time prior to the Termination Date (the “Competitive Business”). Notwithstanding the foregoing, nothing in this Section 7(a) shall prevent the Executive from owning, as a passive investor, up to two percent (2%) of the securities of any entity that are publicly traded on a national securities exchange. For purposes of this Agreement, the “Restrictive Period” means the aggregate of (i) the Term plus (ii) (A) if the Executive is terminated pursuant to one of Sections 5(a) – 5(d), the six (6) month period immediately following the Termination Date, or (B) if Executive is terminated pursuant to Section 5(e), at the Company’s election, the Restrictive Period may be extended beyond the Term immediately following the Termination Date, for a number of months up to six (6) months (such number of additional month elected by the Company, the “Additional Period”), by the Company agreeing to provide the Executive with the rights to the Equity Awards and other entitlements set forth on Exhibit C for the Additional Period which shall include the portion of the Equity Awards that are unvested as of the Termination Date but that would otherwise vest during the Additional Period if Executive had been employed by the Company during the Additional Period.

(b)         Customer Non-Solicitation. During the Restrictive Period, regardless of the reason for the Executive’s termination of employment and regardless of who initiates such termination, the Executive shall not (except on the Company’s behalf during the Term hereof), for purposes of providing products or services for a Competitive Business, directly or indirectly, on the Executive’s own behalf or on behalf of any other person or entity,, solicit, divert, induce, take away, or do business with (or attempt to do any of the foregoing) any customer or client of the Company or any of its affiliates with whom the Executive had contact within the twelve (12) months immediately prior to the Termination Date.

(c)         Service Provider Non-Solicitation. During the Restrictive Period, regardless of the reason for the Executive’s termination of employment and regardless of who initiates such termination, the Executive shall not (except on the Company’s behalf during the Term hereof), directly or indirectly, on the Executive’s own behalf or on behalf of any other person or entity, solicit for employment or engagement, or interfere with the employment or engagement of (or attempt to do any of the foregoing) any individual who (A) is employed by, or an independent contractor of, the Company or any of its affiliates at the time of such solicitation, interference or attempt thereof or (B) was employed by, or an independent contractor of, the Company or any of its affiliates within twelve (12) months prior to such solicitation, interference or attempt thereof. Notwithstanding the foregoing, nothing in this Section 7(c) shall prevent the Executive from soliciting, interfering, employing, or engaging, or attempting thereto, Zachary Steele or his affiliates.

(d)         Non-Disparagement. During the Term hereof and at all times thereafter, (I) the Executive shall not, directly or through any other person or entity, make any public or private statements (whether orally, in writing, via electronic transmission, or otherwise) that disparage, denigrate or malign (i) the Company or any of its affiliates, (ii) any of the businesses, activities, operations, affairs, reputations or prospects of the Company or any of its affiliates, or (iii) any of the officers, employees, directors, managers, partners (general and limited), agents, members or shareholders of any of the persons or entities described in any of clauses (i) or (ii) and (II) none of the members of the Board or the Executive Committee shall, and the Company and the Parent shall not, and shall each instruct its employees and the persons or entities described in any of clauses (I) (i) and (ii) not to, directly or through any other person or entity, make any public or private statements (whether orally, in writing, via electronic transmission, or otherwise) that disparage, denigrate or malign the Executive. For purposes of clarification, and not limitation, a statement shall be deemed to disparage, denigrate or malign a person or entity if such statement could be reasonably construed to adversely affect the opinion any other person or entity may have or form of such first person or entity. No obligation under this Section 7(d) shall be violated by truthful statements (x) made to any governmental authority, and (y) which are in connection with legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).

(e)         Confidentiality; Return of Property. During the Term hereof and at all times thereafter, the Executive shall not, without the prior express written consent of the Company, directly or indirectly, use, divulge, disclose or make available or accessible to any person or entity, any Confidential Information (as defined below), other than when required to do so in good faith to perform the Executive’s duties and responsibilities hereunder while employed by the Company, or when required to do so by a lawful order of a court of competent jurisdiction, any governmental authority or agency, or any recognized subpoena power. Nothing in this Section 7(e) or in this Agreement prohibits the Executive from reporting possible violations of federal law or regulation to any governmental agency or entity, or making other disclosures that are protected under the whistleblower provisions of applicable law or regulation. In the event that the Executive becomes legally compelled (by oral questions, interrogatories, request for information or documents, subpoena, criminal or civil investigative demand or similar process) to disclose any Confidential Information, then prior to such disclosure, the Executive will provide the Board with prompt written notice so that the Company may seek (with the Executive’s cooperation) a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event that such protective order or other remedy is not obtained, then the Executive will furnish only that portion of the Confidential Information which is legally required (as may be advised by Executive’s legal counsel), and will cooperate with the Company in the Company’s efforts to obtain reliable assurance that confidential treatment will be accorded to the Confidential Information. The Executive shall also proffer to the Board’s designee, no later than the Termination Date (or upon the earlier request of the Company), and without retaining any copies, notes or excerpts thereof, all property of the Company and its affiliates in whatever form, including, without limitation, memoranda, computer disks or other media, computer programs, diaries, notes, records, data, customer or client lists, marketing plans and strategies, and any other documents consisting of or containing Confidential Information, that are in the Executive’s actual or constructive possession or which are subject to the Executive’s control at such time. To the extent the Executive has retained any such property or Confidential Information on any electronic or computer equipment belonging to the Executive or under the Executive’s control, the Executive agrees to so advise Company and to follow Company’s instructions in permanently deleting all such property or Confidential Information and all copies. For purposes of this Agreement, “Confidential Information” shall mean all information of a sensitive, confidential or proprietary nature respecting the business and activities of the Company or any of its affiliates, including, without limitation, the terms and provisions of this Agreement (except for the terms and provisions of Section 7), and the clients, customers, suppliers, computer or other files, projects, products, computer disks or other media, computer hardware or computer software programs, marketing plans, financial information, methodologies, Inventions (as defined below), know-how, research, developments, processes, practices, approaches, projections, forecasts, formats, systems, data gathering methods and/or strategies of the Company or any of its affiliates. Confidential Information also includes all information received by the Company or any of its affiliates under an obligation of confidentiality to a third party of which the Executive has knowledge. Notwithstanding the foregoing, Confidential Information shall not include any information that is generally available, or is made generally available, to the public other than as a result of a direct or indirect unauthorized disclosure by the Executive or any other person or entity subject to a confidentiality obligation.

(f)          Ownership of Inventions. The Executive acknowledges and agrees that all Company Inventions (as defined below) (including all intellectual property rights arising therein or thereto, all rights of priority relating to patents, and all claims for past, present and future infringement, misappropriation relating thereto), and all Confidential Information, hereby are and shall be the sole and exclusive property of the Company (collectively, the “Company IP”). For consideration acknowledged and received, the Executive hereby irrevocably assigns, conveys and sets over to the Company all of the Executive’s right, title and interest in and to all Company IP. The Executive acknowledges and agrees that the compensation received by the Executive for employment or services provided to the Company is adequate consideration for the foregoing assignment. For purposes of this Agreement, “Company Invention” shall mean any Invention that is made, conceived, invented, authored, or first actually reduced to practice, by the Executive (alone or jointly with others) (i) in the course of, in connection with, or as a result of the Executive’s employment or other service with the Company or any of its affiliates (whether before, on, or after the Effective Date, but not before the commencement of Executive’s employment with the Company or its predecessor), (ii) at the direction or request of the Company or any of its affiliates (whether before, on, or after the Effective Date), or (iii) through the use of Company facilities, equipment, Confidential Information, other Company Inventions, intellectual property or other resources of the Company or any of its affiliates, whether or not during the Executive’s work hours (and whether before, on, or after the Effective Date, but not before the commencement of Executive’s employment with the Company or its predecessor). For purposes of this Agreement, “Invention” shall mean any invention, formula, therapy, diagnostic technique, discovery, improvement, idea, technique, design, method, art, process, methodology, algorithm, machine, development, product, service, technology, strategy, software, work of authorship or other Works (as defined below), trade secret, innovation, trademark, data, database, or the like, whether or not patentable, together with all intellectual property rights therein.

(g)         Works for Hire. The Executive also acknowledges and agrees that all works of authorship, in any format or medium, and whether published or unpublished, created wholly or in part by the Executive, whether alone or jointly with others, (i) in the course of, in connection with, or as a result of the Executive’s employment or other service with the Company or any of its affiliates (whether before, on, or after the Effective Date, but not before the commencement of Executive’s employment with the Company or its predecessor), (ii) at the direction or request of the Company or any of its affiliates (whether before, on, or after the Effective Date), or (iii) through the use of Company facilities, equipment, Confidential Information, other Company Inventions, intellectual property or other resources of the Company or any of its affiliates, whether or not during the Executive’s work hours (and whether before, on, or after the Effective Date) (“Works”), are works made for hire as defined under United States copyright law, and that the Works (and all copyrights arising in the Works) are owned exclusively by the Company and all rights therein will automatically vest in the Company without the need for any further action by any party. To the extent any such Works are not deemed to be works made for hire, for consideration acknowledged and received, the Executive hereby waives any “moral rights” in such Works and the Executive hereby irrevocably assigns, transfers, conveys and sets over to the Company or its designee, without compensation beyond that provided in this Agreement, all right, title and interest in and to such Works, including without limitation all rights of copyright arising therein or thereto, and further agrees to execute such assignments or other deeds of conveyance and transfer as the Company may request to vest in the Company or its designee all right, title and interest in and to such Works, including all rights of copyright arising in or related to the Works.

(h)         Cooperation. During the Restrictive Period, the Executive agrees to cooperate with the reasonable requests of the Company and its affiliates in any internal investigation, any administrative, regulatory, or judicial proceeding or any dispute with a third party concerning issues about which the Executive has knowledge or that may relate to the Executive or the Executive’s employment or service with the Company or any of its affiliates (or the termination thereof). No provision of this Section 7(h) shall require Executive’s cooperation to the extent (i) such is for more than ten (10) hours in any one month period, provided that any cooperation in respect of an administrative, regulatory, or judicial proceeding or other dispute in which the Executive is named personally shall not be subject to a limit of ten (10) hours in any one month period, (ii) such cooperation materially interferes with Executive’s services for a subsequent employer or service recipient, or (iii) Executive has requested the Company reimburse Executive’s attorneys fees and costs relating to such cooperation and the Company has denied such approval. The Company shall promptly reimburse the Executive for the reasonable pre-approved out-of-pocket expenses incurred by the Executive in connection with such cooperation. For the avoidance of doubt, the immediately preceding sentence shall not require the Company to reimburse the Executive for any attorneys’ fees or related costs the Executive may incur absent advance written approval by the Company, which shall not be unreasonably withheld.

(i)           Enforcement of Covenants. The Executive acknowledges that he has carefully read and considered all the terms and conditions of this Agreement, including the Restrictive Covenants. The Executive agrees that the Restrictive Covenants are necessary for the reasonable and proper protection of the Company and its affiliates and that each and every one of the Restrictive Covenants is reasonable in respect to subject matter, length of time and geographic area, and otherwise. The Executive further acknowledges that, were he to breach any of the Restrictive Covenants, the damage to the Company and its affiliates would be irreparable. The Executive therefore agrees that the Company and its affiliates, in addition to any other legal or equitable remedies available to them, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by the Executive of any of the Restrictive Covenants, without having to post bond, and to specific performance of each of the terms thereof. In the event that the Company seeks to collect any damages resulting from, or the injunction of any action constituting, a breach of any of the terms or provisions of this Section 7, the Company and Executive agree that the non-prevailing party shall pay the prevailing party’s reasonable costs and attorneys’ fees actually incurred in prosecuting or defending such action and/or enforcing any judgement, order, ruling, or award granted therein. For purposes of this Section 7, unless otherwise agreed by the parties, the determination of which party is the prevailing party shall be determined by a court of competent jurisdiction to decide the rights and obligations of the parties. In the event of a settlement of any dispute over a breach of Restrictive Covenants, each of the Company and the Executive shall be responsible for its own costs and fees incurred hereunder unless otherwise agreed in a written settlement agreement. The Executive further agrees that (i) any breach or claimed breach of the provisions of this Agreement by, or any other claim the Executive may have against, the Company or any of its Affiliates will not be a defense to enforcement of any Restrictive Covenant, and (ii) the circumstances of the Executive’s termination of employment with the Company will have no impact on the Executive’s obligations to comply with any Restrictive Covenant. The Restrictive Covenants are intended for the benefit of the Company and each of its affiliates. Each affiliate of the Company is an intended third-party beneficiary of the Restrictive Covenants, and each affiliate of the Company, as well as any successor or assign of the Company or such affiliate, may enforce the Restrictive Covenants. The parties further agree that, in the event that any provision of the Restrictive Covenants shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities or otherwise, such provision shall be deemed to be modified by the court to permit its enforcement to the maximum extent permitted by law.

(j)           Notification of New Employer. In the event that the Executive is employed or otherwise engaged by any other person or entity following the Termination Date while the Restrictive Covenants other than the Restrictive Covenants provided for in Sections 7(e) – 7(h) are in effect, the Executive agrees to notify, and consents to the notification by Company and its affiliates of, such person or entity of the Restrictive Covenants.

8.            Conflicting Agreements. The Executive hereby represents and warrants that the execution of this Agreement and the performance of his obligations hereunder will not breach or be in conflict with any other agreement to which the Executive is a party or is bound and that the Executive is not now subject to any covenants against competition or similar covenants or any court order or other legal obligation that would affect the performance of his obligations hereunder, any and all of which are superseded by this Agreement. The Executive will not disclose to or use on behalf of the Company any proprietary information of a third party without such party’s consent.

9.            Indemnification. The Company and the Parent shall indemnify the Executive to the maximum extent permitted by the General Corporation Law of the State of Delaware. At the request of the Executive, and subject to the approval of the CEO, the Company shall enter into an indemnification agreement with the Executive on terms at least as favorable in each respect to the Executive as the terms of any other indemnification agreement between the Company (or the Parent) and any other director or officer of the Company (or the Parent). The Executive agrees to promptly notify the Company of any actual or threatened claim arising out of or as a result of his employment or other service with the Company or any of its affiliates (or the termination thereof).

10.        D&O Insurance. At all times during the Term, each of the Company and Parent shall maintain, at its own expense, directors’ and officers’ liability insurance providing commercially reasonable coverage, but in no event having per occurrence coverage of less than $1,000,000 and annual aggregate coverage of less than $5,000,000, and at all times during the Term, and while potential liability exists, the Executive shall be covered by such insurance, such coverage not to be less than the coverage provided to directors and senior officers of each respective entity.

11.        Withholding. All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

12.        Assignment. Neither the Company nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without the consent of the Executive in the event that the Company shall hereafter effect a reorganization, consolidate with, or merge into, any person or entity, transfer a substantial majority of its properties or assets to any person or entity, or engage in a similar transaction with any person or entity. This Agreement shall inure to the benefit of and be binding upon the Company and the Executive, and their respective successors, executors, administrators, heirs and permitted assigns.

13.        Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14.        Amendment and Waiver. This Agreement may be amended or modified only by a written instrument signed by the Executive and the Company. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time.

15.        Notices. Any and all notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be effective when delivered in person, by e-mail or deposited in the United States mail, postage prepaid, registered or certified, and addressed:

(a) if to the Executive, at his last known address on the books of the Company, with a copy to Preti Flaherty, One City Center, P.O. Box 9546, Portland, Maine 04112, attention: Emily T. White; and

(b) if to the Company, at its principal place of business, attention, Secretary, with a copy to Feinberg Hanson LLP, 855 Boylston Street, Boston, Massachusetts 02116, attention: David H. Feinberg; or

(c) to such other address as either party may specify by notice to the other actually received.

16.        Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of the Executive’s employment and the subject matter hereof.

17.        Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.

18.        Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement, by electronic mail in portable document format (.pdf) or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, has the same effect as delivery of an executed original of this Agreement.

19.        Governing Law; Venue; WAIVER OF JURY TRIAL. This Agreement, the rights of the parties and all claims, actions, causes of action, suits, litigation, controversies, hearings, charges, complaints or proceedings arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Both the Executive and the Company agree to appear before and submit exclusively to the jurisdiction of the United States District Court for the Southern District of New York with respect to any controversy, dispute, or claim arising out of or relating to this Agreement or the Executive’s employment or service with the Company or any of its affiliates (or the termination thereof), or if such controversy, dispute or claim may not be brought in federal court, to the state courts located in New York, New York and, in each case, the applicable courts of appeals of such court. Both the Executive and the Company also agree to waive, to the fullest possible extent, the defense of an inconvenient forum or lack of jurisdiction. The Executive further consents to service of process in the State of New York. THE COMPANY AND THE EXECUTIVE HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE EXECUTIVE’S EMPLOYMENT OR SERVICE WITH THE COMPANY OR ANY OF ITS AFFILIATES (OR THE TERMINATION THEREOF), OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT OF THIS AGREEMENT (WHETHER ARISING IN CONTRACT, EQUITY, TORT OR OTHERWISE).

20.        Code Section 409A Compliance. This Agreement is intended to comply with Code Section 409A (to the extent applicable) and the parties hereto agree to interpret this Agreement in the least restrictive manner necessary to comply therewith and without resulting in any increase in the amounts owed hereunder by the Company. To the maximum extent possible, any severance owed under this Agreement shall be construed to fit within the “short-term deferral rule” under Code Section 409A and/or the “two times two year” involuntary separation pay exception under Code Section 409A. Notwithstanding any other provision of this Agreement to the contrary, if the Executive is a “specified employee” within the meaning of Code Section 409A and the regulations issued thereunder, and a payment or benefit provided for in this Agreement would be subject to additional tax under Code Section 409A if such payment or benefit is paid within six (6) months after the Executive’s “separation from service” (within the meaning of Code Section 409A), then such payment or benefit required under this Agreement (i) shall not be paid (or commence) during the six-month period immediately following the Executive’s separation from service and (ii) shall instead be paid to the Executive in a lump-sum cash payment on the earlier of (A) the first regular payroll date of the seventh month following the Executive’s separation from service or (B) the 10th business day following the Executive’s death (but not earlier than such payment would have been made absent such death). If the Executive’s termination of employment hereunder does not constitute a “separation from service” within the meaning of Code Section 409A, then any amounts payable hereunder on account of a termination of the Executive’s employment and which are subject to Code Section 409A shall not be paid until the Executive has experienced a “separation from service” within the meaning of Code Section 409A. In addition, no reimbursement or in-kind benefit shall be subject to liquidation or exchange for another benefit and the amount available for reimbursement, or in-kind benefits provided, during any calendar year shall not affect the amount available for reimbursement, or in-kind benefits to be provided, in a subsequent calendar year. Any reimbursement to which the Executive is entitled hereunder shall be made no later than the last day of the calendar year following the calendar year in which such expenses were incurred. Notwithstanding anything herein to the contrary, neither the Company nor any of its affiliates shall have any liability to the Executive or to any other person or entity if this Agreement is, or if the payments and benefits provided in this Agreement that are intended to be exempt from or compliant with Code Section 409A are, not so exempt or compliant. Each payment payable hereunder shall be treated as a separate payment in a series of payments within the meaning of, and for purposes of, Code Section 409A.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Company, by its duly authorized representative, and by the Executive, as of the date first above written.

THE EXECUTIVE:	FUSION FUEL USA, INC.

/s/ Jason Baran	By: /s/ Frederico Chaves
Jason Baran	Print Name and Title: Frederico Chaves

FUSION FUEL GREEN PLC

By: /s/ Frederico Chaves
Print Name and Title:

Frederico Chaves

Exhibit A

Services

•	Plan, lead, direct and co-ordinate the commercial development and operating activities in the Americas to achieve strategic and financial targets established by the Board, the CEO and the Executive Committee

•	Oversight of all aspects of Fusion Fuel Green plc activities in the Americas - internally and externally, strategically, and tactically

•	Identify and pursue the provision of adequate human resources to meet the Company’s objectives

•	Develop, oversee, and manage relationships with strategic, commercial and R&D partners, in the Americas, as appropriate to fulfil the Company’s business objectives

•	Advise and consult with Fusion Fuel Green plc on certain ongoing projects and activities outside of the Americas, that are mutually agreed upon

•	Ensure alignment for all activities in the Americas with the global functional strategies defined at the Executive Committee.

Exhibit B

Permitted Activities

•	Operation and management of Deer Ridge Holdings, Inc.;

•	Consulting for Cedar LNG; and

•	Partnership activities for Shoreline Infrastructure Partners for Canadian properties and projects.

Exhibit C

Termination by the Company Without Cause or by Giving a Non-Renewal Notice, by the Executive for Good Reason or by Executive’s Death.

If the Agreement is terminated by the Company without Cause or by giving a Non-Renewal Notice to Executive, by Executive for Good Reason, or by reason of Executive’s death or Disability, Executive shall be entitled to (in addition to the Final Compensation):

1.1	the portion, if any, of the Equity Awards that are vested as of the Termination Date, which shall expire on the stated expiration date, if not earlier exercised;

1.2	accelerated vesting of any unvested portion of the Inducement RSUs and Time-Based Inducement Options, provided, however, that Executive shall not be entitled to sell, transfer, hedge or exercise that portion of the Inducement RSUs or Time-Based Inducement Options that vest by reason of this Section 1.2 until that date on which they would have vested based on the schedule set forth in Section 4(a)(v)1) and 4(a)(v)2), respectively;

1.3	if (a) the Performance-Based Inducement Option is unvested as of the Termination Date and (b) the performance target for the Performance-Based Inducement Option is reached prior to the stated expiration date of the Performance-Based Inducement Option, the Performance-Based Inducement Option shall vest on the same terms as though Executive were still employed by the Company on the date such target was reached and the Company shall deliver notice to Executive of such target being reached within thirty (30) days thereof;

1.4	an amount in cash equal to the product of (a) the Annual Bonus and Additional Bonus, if any, that Executive otherwise would have earned for the fiscal year that includes the Termination Date had no such termination occurred, based on actual achievement of the applicable performance goals for such year determined in accordance with Section 4(a)(iii), and (b) a fraction, the numerator of which is the number of days of Executive’s employment with the Company during such fiscal year and the denominator of which is the number of days in such fiscal year, payable on the date the Annual Bonus for such fiscal year would otherwise have been paid (but in any event, no later than the 30th day of the third month following the end of such fiscal year);

1.5	an amount in cash equal to the product of (a) 50% multiplied by (b) the sum of annualized Base Salary and the Annual Bonus for the fiscal year if the performance goals were met, each as in effect immediately prior to the Termination Date. The amount payable pursuant to this Section 1.6 shall be payable in substantially equal monthly installments over the 6-month period following the Termination Date; provided, however, that the first such payment shall not be made until the 60th day following the Termination Date and such first payment shall include any amounts that would otherwise have been payable between the Termination Date and the date of such first payment;

1.6	subject to the Executive’s (A) timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and (B) continued copayment of premiums at the same level and cost to the Executive as if the Executive were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued participation in the Company’s Insurance Benefits (to the extent permitted under applicable law and the terms of such plan) that covers the Executive (and the Executive’s eligible dependents) for the 6-month period following the Termination Date at the Company’s expense; provided that the Executive is eligible and remains eligible for COBRA coverage; provided, further, that the Company may modify the continuation coverage contemplated by this Section 1.7 to the extent reasonably necessary to avoid the imposition of any excise taxes on the Company for failure to comply with the nondiscrimination requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and/or the Health Care and Education Reconciliation Act of 2010, as amended (to the extent applicable); and provided, further, that if the Executive obtains other employment that offers substantially comparable group health benefits, such continuation of coverage by the Company under this Section 1.7 shall immediately cease.

FUSION FUEL GREEN PLC

STOCK OPTION GRANT NOTICE
(2021 EQUITY INCENTIVE PLAN)

Fusion Fuel Green plc (the “Company”), pursuant to its 2021 Equity Incentive Plan (the “Plan”), hereby grants to Participant an incentive stock option, designated by the Board as an Incentive Share Option within the meaning of Section 422 of the Code, to purchase the number of the Company’s Ordinary Shares set forth below (the “Option”). This Option is subject to all of the terms and conditions as set forth in this notice, in the Option Agreement, the Plan and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in this notice and the Plan, the terms of the Plan will control.

Participant:	Jason Baran
Employment Agreement: Date of Grant:	That certain employment agreement dated January 1, 2022 by and between Company, Employer and Participant_______________________ January 1, 2022
Vesting Commencement Date:	December 31, 2022
Type of Grant	Incentive Share Option
Number of Ordinary Shares Subject to Option:	200,000
Exercise Price (Per Share):	$10.50
Total Exercise Price:	$2,100,000
Expiration Date:	January 1, 2029

Exercise Schedule:	☒ Same as Vesting Schedule	☐ Early Exercise Permitted

Vesting Schedule:	33% on the Vesting Commencement Date

33% on the first anniversary of the Vesting Commencement Date

33% on the second anniversary of the Vesting Commencement Date

Participant’s Options shall vest in accordance with the above schedule, provided that (i) if the termination of Participant’s Continuous Service is by the Company for Cause (as defined in the Employment Agreement), any portion of the Option that has not vested shall immediately terminate, be forfeited and cease to be exercisable; (ii) if Participant’s Continuous Service is terminated for Good Reason (as defined in the Employment Agreement), by the Company without Cause, or by reason of Executive’s death or Disability, any portion of the Option that is not vested as of the Termination Date (as defined in the Employment Agreement) shall accelerate in vesting as of the Termination Date, provided however that the Participant shall not be able to exercise, sell, transfer, hedge, or hypothecate that portion of Option, or the underlying Ordinary Shares, that accelerates in vesting until the date at which such portion of the Option would otherwise vest pursuant to the above schedule; and (iii) if Participant’s Continuous Service is terminated by Participant without Good Reason or by Non-Renewal (as defined in the Employment Agreement) and the Employer has elected to make Participant subject to the Additional Period (as defined in the Employment Agreement), any portion of the Option that has not vested as of the Termination Date, but that would vest during the Additional Period, if Participant remained in Continuous Service during that period, shall vest as of the Termination Date, provided however that the Participant shall not be able to exercise, sell, transfer, hedge, or hypothecate that portion of the Option that accelerates in vesting until the date at which such portion of the Option would otherwise vest during the Additional Period pursuant to the above schedule.

1/11

Payment:	By one or a combination of the following items (described in the Option Agreement):

☒ By cash, check, bank draft or money order payable to the Company

☒ Pursuant to a “broker-assisted exercise”, “same day sale”, or “sell to cover” transaction if the shares are publicly traded

☐ By delivery of already-owned shares if the shares are publicly traded

☒ If and only to the extent this option is a Nonstatutory Stock Option, and subject to the Company’s consent at the time of exercise, by a “net exercise” arrangement

Additional Terms/Acknowledgements: Participant acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement and the Plan. Participant acknowledges and agrees that this Stock Option Grant Notice and the Option Agreement may not be modified, amended or revised except as provided in the Plan. Participant further acknowledges that as of the Date of Grant, this Stock Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Participant and the Company regarding this option award and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of (i) options previously granted and delivered to Participant, and (ii) any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law.

By accepting this Option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

FUSION FUEL GREEN PLC	PARTICIPANT:

By: /s/ Frederico Chaves	/s/ Jason Baran
Signature	Signature
Title: CFO & Director	Date: ____________________

Date: ____________________

ATTACHMENTS: Option Agreement, 2021 Equity Incentive Plan and Notice of Exercise

2/11

ATTACHMENT I

FUSION F UEL GREEN PLC

2021 EQUITY INCENTIVE PLAN

OPTION AGREEMENT
(INCENTIVE STOCK OPTION OR NONSTATUTORY STOCK OPTION)

Pursuant to your Stock Option Grant Notice (the “Grant Notice”) and this Option Agreement, Fusion Fuel Green plc (the “Company”) has granted you an Option under its 2021 Equity Incentive Plan (the “Plan”) to purchase the number of the Company’s Ordinary Shares indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The Option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Capitalized terms not explicitly defined in this Option Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan.

The details of your Option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1.                   VESTING. Your Option will vest as provided in your Grant Notice.

2.                   NUMBER OF SHARES AND EXERCISE PRICE. The number of Ordinary Shares subject to your Option and the exercise price per share in your Grant Notice will be adjusted as set forth in Section 14 of the Plan in the event of changes in the Company’s capital structure as described therein.

3.                   EXERCISE RESTRICTION FOR NON-EXEMPT EMPLOYEES. If you are an Employee eligible for overtime compensation under the U.S. Fair Labor Standards Act of 1938, as amended (that is, a “Non-Exempt Employee”), and except as otherwise provided in the Plan, you may not exercise your Option until you have completed at least six months of Continuous Service measured from the Date of Grant, even if you have already been an employee for more than six months. Consistent with the provisions of the U.S. Worker Economic Opportunity Act, you may exercise your Option as to any vested portion prior to such six-month anniversary in the case of (i) your death or disability, (ii) a Change of Control, or (iii) your termination of Continuous Service on your “retirement” (as defined in the Company’s benefit plans).

4.                   METHOD OF PAYMENT. You must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a)                Provided that at the time of exercise the Ordinary Shares are publicly traded, pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board that, prior to the issuance of Ordinary Shares, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise”, “same day sale”, or “sell to cover”.

1/11

(b)               Provided that at the time of exercise the Ordinary Shares are publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned Ordinary Shares that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your Option, will include delivery to the Company of your attestation of ownership of such Ordinary Shares in a form approved by the Company. You may not exercise your Option by delivery to the Company of Ordinary Shares if doing so would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

(c)                If this Option is a Nonstatutory Stock Option, subject to the consent of the Company at the time of exercise, by a “net exercise” arrangement pursuant to which the Company will reduce the number of Ordinary Shares issued upon exercise of your Option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash or other permitted form of payment. Ordinary Shares will no longer be outstanding under your Option and will not be exercisable thereafter if those shares (i) are used to pay the exercise price pursuant to the “net exercise,” (ii) are delivered to you as a result of such exercise, and (iii) are withheld to satisfy your tax withholding obligations.

5.                   WHOLE SHARES. You may exercise your Option only for whole Ordinary Shares.

6.                   SECURITIES LAW COMPLIANCE. In no event may you exercise your Option unless the Ordinary Shares issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of your Option also must comply with all other applicable laws and regulations governing your Option, and you may not exercise your Option if the Company determines that such exercise would not be in material compliance with such laws and regulations (including any restrictions on exercise required for compliance with U.S. Treas. Reg. 1.401(k)-1(d)(3), if applicable).

7.                   TERM. You may not exercise your Option before the Date of Grant or after the expiration of the Option’s term. The term of your Option expires, subject to the provisions of Section 6 of the Plan, upon the earliest of the following:

(a)                One (1) year after termination of your Continuous Service if such termination is by the Employer for Cause (as defined in the Employment Agreement), by you without Good Reason (as defined in the Employment Agreement), or by you for Non-Renewal (as defined in the Employment Agreement); and

(b)               the day before the 7th anniversary of the Date of Grant.

If your Option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant and ending on the day three months before the date of your Option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of your Option under certain circumstances for your benefit but cannot guarantee that your Option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your Option more than three months after the date your employment with the Company or an Affiliate terminates.

2/11

8.                   EXERCISE.

(a)                You may exercise the vested portion of your Option (and the unvested portion of your Option if your Grant Notice so permits) during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b)               By exercising your Option you agree that, as a condition to any exercise of your Option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your Option, (ii) the lapse of any substantial risk of forfeiture to which the Ordinary Shares are subject at the time of exercise, or (iii) the disposition of Ordinary Shares acquired upon such exercise.

(c)                If your Option is an Incentive Stock Option, by exercising your Option you agree that you will notify the Company in writing within 15 days after the date of any disposition of any of the Ordinary Shares issued upon exercise of your Option that occurs within two years after the Date of Grant or within one year after such Ordinary Shares are transferred upon exercise of your Option.

(d)               LOCK-UP IN CONNECTION WITH PUBLIC OFFERING. By exercising your Option you agree that you will not sell, dispose of, transfer, make any short sale of, grant any Option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any Ordinary Shares or other securities of the Company held by you, for a period of 180 days following the effective date of a registration statement of the Company (filed in the United States under the Securities Act or similar regulations in such applicable jurisdiction) or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rules or regulations (the “Lock-Up Period”); provided, however, that nothing contained in this section will prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock-Up Period. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your Ordinary Shares until the end of such period. You also agree that any transferee of any Ordinary Shares (or other securities) of the Company held by you will be bound by this Section. The underwriters of the Company’s stock are intended third party beneficiaries of this Section and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

9.                   TRANSFERABILITY. Except as otherwise provided in this Section 9, your Option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

(a)                Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your Option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the Option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b)               Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your Option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2) that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this Option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement. If this Option is an Incentive Stock Option, this Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

3/11

(c)                Beneficiary Designation. Upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form approved by the Company and any broker designated by the Company to handle Option exercises, designate a third party who, on your death, will thereafter be entitled to exercise this Option and receive the Ordinary Shares or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this Option and receive, on behalf of your estate, the Ordinary Shares or other consideration resulting from such exercise.

10.               OPTION NOT A SERVICE CONTRACT. Your Option is not an employment or service contract, and nothing in your Option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your Option will obligate the Company or an Affiliate, their respective shareholders, boards of directors, officers or employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

11.               WITHHOLDING OBLIGATIONS.

(a)                At the time you exercise your Option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your Option.

(b)               If this Option is a Nonstatutory Stock Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested Ordinary Shares otherwise issuable to you upon the exercise of your Option a number of whole Ordinary Shares having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of your Option as a liability for financial accounting purposes). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your Option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of Ordinary Shares acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your Option. Notwithstanding the filing of such election, Ordinary Shares shall be withheld solely from fully vested Ordinary Shares determined as of the date of exercise of your Option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c)                You may not exercise your Option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your Option when desired even though your Option is vested, and the Company will have no obligation to issue a certificate for such Ordinary Shares or release such Ordinary Shares from any escrow provided for herein, if applicable, unless such obligations are satisfied.

4/11

12.               TAX CONSEQUENCES. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your Option or your other compensation. In particular, you acknowledge that this Option is exempt from Section 409A of the Code only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per share of the Ordinary Shares on the Date of Grant and there is no other impermissible deferral of compensation associated with the Option.

13.               NOTICES. Any notices provided for in your Option, the Grant Notice, this Option Agreement or the Plan will be given in writing (including electronically) and will be deemed effectively given when personally delivered, when sent by fax or electronic mail (transmission confirmed), when actually delivered if sent express overnight courier service or five days after deposit in first class mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Option by electronic means or to request your consent to participate in the Plan by electronic means. By accepting this Option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

14.               GOVERNING PLAN DOCUMENT. Your Option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of this Option Agreement and those of the Plan, the provisions of the Plan will control. In addition, your Option (and any compensation paid or shares issued under your Option) is subject to recoupment in accordance with The Dodd–Frank Wall Street Reform and Consumer Protection Act, if applicable, and any implementing regulations thereunder, any clawback policy adopted by the Company and any compensation recovery policy otherwise required by applicable law.

15.               SEVERABILITY. If all or any part of this Option Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Option Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Option Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

16.               WAIVER. You acknowledge that a waiver by the Company of breach of any provision of the Option Agreement shall not operate or be construed as a waiver of any other provision of the Option Agreement, or of any subsequent breach of the Option Agreement.

17.               ADDITIONAL ACKNOWLEDGMENTS. You hereby consent and acknowledge that:

(a)                The rights and obligations of the Company under your Option will be transferable to any one or more persons or entities, and all covenants and agreements hereunder will inure to the benefit of, and be enforceable by the Company’s successors and assigns.

5/11

(b)               You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your Option.

(c)                You acknowledge and agree that you have reviewed your Option in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your Option, and fully understand all provisions of your Option.

(d)               This Option Agreement will be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(e)                All obligations of the Company under the Plan and this Option Agreement will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

* * *

This Option Agreement will be deemed to be signed by you upon the signing by you of the Grant Notice to which it is attached.

6/11

ATTACHMENT II

2021 EQUITY INCENTIVE PLAN

1/11

ATTACHMENT III

FUSION FUEL GREEN PLC

NOTICE OF EXERCISE

Fusion Fuel Green plc

[ADDRESS]

Dublin 1 Ireland

Date of Exercise:__________

This constitutes notice to FUSION FUEL GREEN PLC (the “Company”) under my stock option that I elect to purchase the below number of Ordinary Shares of the Company (the “Shares”) for the price set forth below.

Type of option (check one):	Incentive ☐	Nonstatutory ☐
Stock option dated:	_____________	_____________
Number of Shares as to which option is exercised:	_____________	_____________
Certificates to be issued in name of:	_____________	_____________
Total exercise price:	$_____________	$_____________
Cash payment delivered here with:	$_____________	$_____________
Regulation T Program (cashless exercise1)	$_____________	$_____________
Value of _________ Shares delivered herewith[2]:	$_____________	$_____________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the 2021 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within 15 days after the date of any disposition of any of the Shares issued upon exercise of this option that occurs within two years after the date of grant of this option or within one year after such Shares are issued upon exercise of this option.

I hereby make the following certifications and representations with respect to the number of Shares listed above, which are being acquired by me for my own account upon exercise of the option as set forth above:

I acknowledge that the Shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are deemed to constitute “restricted securities” under Rule 701 and Rule 144 promulgated under the Securities Act. I warrant and represent to the Company that I have no present intention of distributing or selling said Shares, except as permitted under the Securities Act and any applicable state securities laws.

_____________________________

[1]	Shares must meet the public trading requirements set forth in the option agreement.
[2]	Shares must meet the public trading requirements set forth in the option. Shares must be valued in accordance with the terms of the option being exercised, and must be owned free and clear of any liens, claims, encumbrances or security interests. Certificates must be endorsed or accompanied by an executed assignment separate from certificate.

1/11

I further acknowledge that I will not be able to resell the Shares for at least 90 days after the Shares become publicly traded (i.e., subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934) under Rule 701 and that more restrictive conditions apply to affiliates of the Company under Rule 144.

I further acknowledge that all certificates representing any of the Shares subject to the provisions of the option shall have endorsed thereon appropriate legends reflecting the foregoing limitations, as well as any legends reflecting restrictions pursuant to the Company’s Constitution and/or applicable securities laws.

I further agree that I will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any Ordinary Shares or other securities of the Company for a period of one hundred 180 days following the effective date of a registration statement of the Company filed under the Securities Act (or such longer period as the underwriters or the Company shall request to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation) (the “Lock-Up Period”). I further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such period.

Very truly yours, _____________________________ (Signature) _____________________________ Name (Please Print)
Address of Record:	____________________________ _____________________________ _____________________________

2/11

FUSION FUEL GREEN PLC

STOCK OPTION GRANT NOTICE
(2021 EQUITY INCENTIVE PLAN)

Fusion Fuel Green plc (the “Company”), pursuant to its 2021 Equity Incentive Plan (the “Plan”), hereby grants to Participant an incentive stock option, designated by the Board as an Incentive Share Option within the meaning of Section 422 of the Code, to purchase the number of the Company’s Ordinary Shares set forth below (the “Option”). This Option is subject to all of the terms and conditions as set forth in this notice, in the Option Agreement, the Plan and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in this notice and the Plan, the terms of the Plan will control.

Participant:	Jason Baran
Employment Agreement: Date of Grant:	That certain employment agreement dated January 1, 2022 by and between Company, Employer and Participant_______________________ January 1, 2022
Type of Grant	Incentive Share Option
Number of Ordinary Shares Subject to Option:	200,000
Exercise Price (Per Share):	$10.50
Total Exercise Price:	$2,100,000
Expiration Date:	January 1, 2029

Exercise Schedule:    ☒ Same as Vesting Schedule           ☐ Early Exercise Permitted

Vesting Schedule:     100% shall vest if, and on the date that, the closing trading price of a Share listed on any established securities exchange equals or exceeds $18.00 for twenty (20) trading days in a period of thirty (30) consecutive trading days (the “Performance Target”). The Company shall deliver notice to Executive of such Performance Target being reached within thirty (30) days thereof

Participant’s Options shall vest in accordance with the above schedule, provided that (i) if the termination of Participant’s Continuous Service is by the Company for Cause (as defined in the Employment Agreement), any portion of the Option that has not vested shall immediately terminate, be forfeited and cease to be exercisable; (ii) if (a) Participant’s Continuous Service is terminated for Good Reason (as defined in the Employment Agreement), by the Company without Cause, or by reason of Executive’s death or Disability, and (b) the Option is not vested as of the Termination Date (as defined in the Employment Agreement) and (c) the Performance Target for the Option stated above is reached prior to the Option’s Expiration Date, the Option shall vest on the vesting schedule stated above as though Participant were still employed by the Company on such date that the Performance Target was reached; and (iii) if (a) Participant’s Continuous Service is terminated by Participant without Good Reason or by Non-Renewal (as defined in the Employment Agreement), (b) the Employer has elected to make Participant subject to the Additional Period (as defined in the Employment Agreement), (c) the Option has not vested as of the Termination Date, and (d) the Performance Target for the Option stated above is reached during the Additional Period and prior to the Option’s Expiration Date, the Option shall vest on the vesting schedule stated above as though Participant were still employed by the Company on such date that the Performance Target was reached.

1/11

Payment:	By one or a combination of the following items (described in the Option Agreement):

☒ By cash, check, bank draft or money order payable to the Company

☒ Pursuant to a “broker-assisted exercise”, “same day sale”, or “sell to cover” transaction if the shares are publicly traded

☐ By delivery of already-owned shares if the shares are publicly traded

☒ If and only to the extent this option is a Nonstatutory Stock Option, and subject to the Company’s consent at the time of exercise, by a “net exercise” arrangement

Additional Terms/Acknowledgements: Participant acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement and the Plan. Participant acknowledges and agrees that this Stock Option Grant Notice and the Option Agreement may not be modified, amended or revised except as provided in the Plan. Participant further acknowledges that as of the Date of Grant, this Stock Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Participant and the Company regarding this option award and supersede all prior oral and written agreements, promises and/or representations on that subject with the exception of (i) options previously granted and delivered to Participant, and (ii) any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law.

By accepting this Option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

FUSION FUEL GREEN PLC	PARTICIPANT:

By: /s/ Frederico Chaves	/s/ Jason Baran
Signature	Signature

Title: CFO & Director	Date: ___________________

Date: ___________________

ATTACHMENTS: Option Agreement, 2021 Equity Incentive Plan and Notice of Exercise

2/11

ATTACHMENT I

FUSION F UEL GREEN PLC

2021 EQUITY INCENTIVE PLAN

OPTION AGREEMENT
(INCENTIVE STOCK OPTION OR NONSTATUTORY STOCK OPTION)

Pursuant to your Stock Option Grant Notice (the “Grant Notice”) and this Option Agreement, Fusion Fuel Green plc (the “Company”) has granted you an Option under its 2021 Equity Incentive Plan (the “Plan”) to purchase the number of the Company’s Ordinary Shares indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The Option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Capitalized terms not explicitly defined in this Option Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan.

The details of your Option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1.                   VESTING. Your Option will vest as provided in your Grant Notice.

2.                   NUMBER OF SHARES AND EXERCISE PRICE. The number of Ordinary Shares subject to your Option and the exercise price per share in your Grant Notice will be adjusted as set forth in Section 14 of the Plan in the event of changes in the Company’s capital structure as described therein.

3.                   EXERCISE RESTRICTION FOR NON-EXEMPT EMPLOYEES. If you are an Employee eligible for overtime compensation under the U.S. Fair Labor Standards Act of 1938, as amended (that is, a “Non-Exempt Employee”), and except as otherwise provided in the Plan, you may not exercise your Option until you have completed at least six months of Continuous Service measured from the Date of Grant, even if you have already been an employee for more than six months. Consistent with the provisions of the U.S. Worker Economic Opportunity Act, you may exercise your Option as to any vested portion prior to such six-month anniversary in the case of (i) your death or disability, (ii) a Change of Control, or (iii) your termination of Continuous Service on your “retirement” (as defined in the Company’s benefit plans).

4.                   METHOD OF PAYMENT. You must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a)                Provided that at the time of exercise the Ordinary Shares are publicly traded, pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board that, prior to the issuance of Ordinary Shares, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise”, “same day sale”, or “sell to cover”.

1/11

(b)               Provided that at the time of exercise the Ordinary Shares are publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned Ordinary Shares that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your Option, will include delivery to the Company of your attestation of ownership of such Ordinary Shares in a form approved by the Company. You may not exercise your Option by delivery to the Company of Ordinary Shares if doing so would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

(c)                If this Option is a Nonstatutory Stock Option, subject to the consent of the Company at the time of exercise, by a “net exercise” arrangement pursuant to which the Company will reduce the number of Ordinary Shares issued upon exercise of your Option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash or other permitted form of payment. Ordinary Shares will no longer be outstanding under your Option and will not be exercisable thereafter if those shares (i) are used to pay the exercise price pursuant to the “net exercise,” (ii) are delivered to you as a result of such exercise, and (iii) are withheld to satisfy your tax withholding obligations.

5.                   WHOLE SHARES. You may exercise your Option only for whole Ordinary Shares.

6.                   SECURITIES LAW COMPLIANCE. In no event may you exercise your Option unless the Ordinary Shares issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of your Option also must comply with all other applicable laws and regulations governing your Option, and you may not exercise your Option if the Company determines that such exercise would not be in material compliance with such laws and regulations (including any restrictions on exercise required for compliance with U.S. Treas. Reg. 1.401(k)-1(d)(3), if applicable).

7.                   TERM. You may not exercise your Option before the Date of Grant or after the expiration of the Option’s term. The term of your Option expires, subject to the provisions of Section 6 of the Plan, upon the earliest of the following:

(a)                One (1) year after termination of your Continuous Service if such termination is by the Employer for Cause (as defined in the Employment Agreement), by you without Good Reason (as defined in the Employment Agreement), or by you for Non-Renewal (as defined in the Employment Agreement); and

(b)               the day before the 7th anniversary of the Date of Grant.

If your Option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant and ending on the day three months before the date of your Option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of your Option under certain circumstances for your benefit but cannot guarantee that your Option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your Option more than three months after the date your employment with the Company or an Affiliate terminates.

2/11

8.                   EXERCISE.

(a)                You may exercise the vested portion of your Option (and the unvested portion of your Option if your Grant Notice so permits) during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and/or procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b)               By exercising your Option you agree that, as a condition to any exercise of your Option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your Option, (ii) the lapse of any substantial risk of forfeiture to which the Ordinary Shares are subject at the time of exercise, or (iii) the disposition of Ordinary Shares acquired upon such exercise.

(c)                If your Option is an Incentive Stock Option, by exercising your Option you agree that you will notify the Company in writing within 15 days after the date of any disposition of any of the Ordinary Shares issued upon exercise of your Option that occurs within two years after the Date of Grant or within one year after such Ordinary Shares are transferred upon exercise of your Option.

(d)               LOCK-UP IN CONNECTION WITH PUBLIC OFFERING. By exercising your Option you agree that you will not sell, dispose of, transfer, make any short sale of, grant any Option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any Ordinary Shares or other securities of the Company held by you, for a period of 180 days following the effective date of a registration statement of the Company (filed in the United States under the Securities Act or similar regulations in such applicable jurisdiction) or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rules or regulations (the “Lock-Up Period”); provided, however, that nothing contained in this section will prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock-Up Period. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your Ordinary Shares until the end of such period. You also agree that any transferee of any Ordinary Shares (or other securities) of the Company held by you will be bound by this Section. The underwriters of the Company’s stock are intended third party beneficiaries of this Section and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

9.                   TRANSFERABILITY. Except as otherwise provided in this Section 9, your Option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

(a)                Certain Trusts. Upon receiving written permission from the Board or its duly authorized designee, you may transfer your Option to a trust if you are considered to be the sole beneficial owner (determined under Section 671 of the Code and applicable state law) while the Option is held in the trust. You and the trustee must enter into transfer and other agreements required by the Company.

(b)               Domestic Relations Orders. Upon receiving written permission from the Board or its duly authorized designee, and provided that you and the designated transferee enter into transfer and other agreements required by the Company, you may transfer your Option pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulation 1.421-1(b)(2) that contains the information required by the Company to effectuate the transfer. You are encouraged to discuss the proposed terms of any division of this Option with the Company prior to finalizing the domestic relations order or marital settlement agreement to help ensure the required information is contained within the domestic relations order or marital settlement agreement. If this Option is an Incentive Stock Option, this Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

3/11

(c)                Beneficiary Designation. Upon receiving written permission from the Board or its duly authorized designee, you may, by delivering written notice to the Company, in a form approved by the Company and any broker designated by the Company to handle Option exercises, designate a third party who, on your death, will thereafter be entitled to exercise this Option and receive the Ordinary Shares or other consideration resulting from such exercise. In the absence of such a designation, your executor or administrator of your estate will be entitled to exercise this Option and receive, on behalf of your estate, the Ordinary Shares or other consideration resulting from such exercise.

10.               OPTION NOT A SERVICE CONTRACT. Your Option is not an employment or service contract, and nothing in your Option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your Option will obligate the Company or an Affiliate, their respective shareholders, boards of directors, officers or employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

11.               WITHHOLDING OBLIGATIONS.

(a)                At the time you exercise your Option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your Option.

(b)               If this Option is a Nonstatutory Stock Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested Ordinary Shares otherwise issuable to you upon the exercise of your Option a number of whole Ordinary Shares having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of your Option as a liability for financial accounting purposes). If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your Option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of Ordinary Shares acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your Option. Notwithstanding the filing of such election, Ordinary Shares shall be withheld solely from fully vested Ordinary Shares determined as of the date of exercise of your Option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c)                You may not exercise your Option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your Option when desired even though your Option is vested, and the Company will have no obligation to issue a certificate for such Ordinary Shares or release such Ordinary Shares from any escrow provided for herein, if applicable, unless such obligations are satisfied.

4/11

12.               TAX CONSEQUENCES. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your Option or your other compensation. In particular, you acknowledge that this Option is exempt from Section 409A of the Code only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per share of the Ordinary Shares on the Date of Grant and there is no other impermissible deferral of compensation associated with the Option.

13.               NOTICES. Any notices provided for in your Option, the Grant Notice, this Option Agreement or the Plan will be given in writing (including electronically) and will be deemed effectively given when personally delivered, when sent by fax or electronic mail (transmission confirmed), when actually delivered if sent express overnight courier service or five days after deposit in first class mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Option by electronic means or to request your consent to participate in the Plan by electronic means. By accepting this Option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

14.               GOVERNING PLAN DOCUMENT. Your Option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of this Option Agreement and those of the Plan, the provisions of the Plan will control. In addition, your Option (and any compensation paid or shares issued under your Option) is subject to recoupment in accordance with The Dodd–Frank Wall Street Reform and Consumer Protection Act, if applicable, and any implementing regulations thereunder, any clawback policy adopted by the Company and any compensation recovery policy otherwise required by applicable law.

15.               SEVERABILITY. If all or any part of this Option Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Option Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Option Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

16.               WAIVER. You acknowledge that a waiver by the Company of breach of any provision of the Option Agreement shall not operate or be construed as a waiver of any other provision of the Option Agreement, or of any subsequent breach of the Option Agreement.

17.               ADDITIONAL ACKNOWLEDGMENTS. You hereby consent and acknowledge that:

(a)                The rights and obligations of the Company under your Option will be transferable to any one or more persons or entities, and all covenants and agreements hereunder will inure to the benefit of, and be enforceable by the Company’s successors and assigns.

5/11

(b)               You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your Option.

(c)                You acknowledge and agree that you have reviewed your Option in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your Option, and fully understand all provisions of your Option.

(d)               This Option Agreement will be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(e)                All obligations of the Company under the Plan and this Option Agreement will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

* * *

This Option Agreement will be deemed to be signed by you upon the signing by you of the Grant Notice to which it is attached.

6/11

ATTACHMENT II

2021 EQUITY INCENTIVE PLAN

1/11

ATTACHMENT III

FUSION FUEL GREEN PLC

NOTICE OF EXERCISE

Fusion Fuel Green plc

[ADDRESS]

Dublin 1 Ireland

Date of Exercise:__________

This constitutes notice to FUSION FUEL GREEN PLC (the “Company”) under my stock option that I elect to purchase the below number of Ordinary Shares of the Company (the “Shares”) for the price set forth below.

Type of option (check one):	Incentive ☐	Nonstatutory ☐
Stock option dated:	_____________	_____________
Number of Shares as to which option is exercised:	_____________	_____________
Certificates to be issued in name of:	_____________	_____________
Total exercise price:	$_____________	$_____________
Cash payment delivered here with:	$_____________	$_____________
Regulation T Program (cashless exercise1)	$_____________	$_____________
Value of _________ Shares delivered herewith[2]:	$_____________	$_____________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the 2021 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an incentive stock option, to notify you in writing within 15 days after the date of any disposition of any of the Shares issued upon exercise of this option that occurs within two years after the date of grant of this option or within one year after such Shares are issued upon exercise of this option.

I hereby make the following certifications and representations with respect to the number of Shares listed above, which are being acquired by me for my own account upon exercise of the option as set forth above:

I acknowledge that the Shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are deemed to constitute “restricted securities” under Rule 701 and Rule 144 promulgated under the Securities Act. I warrant and represent to the Company that I have no present intention of distributing or selling said Shares, except as permitted under the Securities Act and any applicable state securities laws.

_____________________________

[1]	Shares must meet the public trading requirements set forth in the option agreement.
[2]	Shares must meet the public trading requirements set forth in the option. Shares must be valued in accordance with the terms of the option being exercised, and must be owned free and clear of any liens, claims, encumbrances or security interests. Certificates must be endorsed or accompanied by an executed assignment separate from certificate.

1/11

I further acknowledge that I will not be able to resell the Shares for at least 90 days after the Shares become publicly traded (i.e., subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934) under Rule 701 and that more restrictive conditions apply to affiliates of the Company under Rule 144.

I further acknowledge that all certificates representing any of the Shares subject to the provisions of the option shall have endorsed thereon appropriate legends reflecting the foregoing limitations, as well as any legends reflecting restrictions pursuant to the Company’s Constitution and/or applicable securities laws.

I further agree that I will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any Ordinary Shares or other securities of the Company for a period of one hundred 180 days following the effective date of a registration statement of the Company filed under the Securities Act (or such longer period as the underwriters or the Company shall request to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation) (the “Lock-Up Period”). I further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such period.

Very truly yours, _____________________________ (Signature) _____________________________ Name (Please Print)
Address of Record:	____________________________ _____________________________ _____________________________

2/11

Fusion Fuel Green plc

Restricted Share Unit Grant Notice

(2021 Equity Incentive Plan)

Fusion Fuel Green plc (the “Company”), pursuant to its 2021 Equity Incentive Plan (the “Plan”), hereby awards to Participant the number of Restricted Share Units set forth below (the “Award”).

The Award is subject to all of the terms and conditions as set forth in this Restricted Share Unit Grant Notice (this “Grant Notice”) and the Terms and Conditions (including Schedule 1) (collectively, the “Award Agreement”), and the Plan, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not otherwise defined herein will have the meanings set forth in the Plan.

Participant:	Jason Baran________________________________
Vesting Commencement Date:	December 31, 2022__________________________
Date of Grant:	January 1, 2022_____________________________
Number of Restricted Share Units	25,000____________________________________

Vesting Schedule:	The Restricted Share Units shall vest, if at all, in accordance with the terms and conditions set forth on Schedule 1 to this Award Agreement

Issuance Schedule:	The Ordinary Shares to be issued in respect of the Award will be issued in accordance with the issuance schedule set forth in Section 2 of the Terms and Conditions.

Additional Terms/Acknowledgements: Participant acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Award subject to all of the terms and provisions of the Plan and this Award Agreement. By accepting this Award, Participant acknowledges and agrees that Participant has reviewed the Plan and this Award Agreement (including all attachments and exhibits) in its entirety. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board upon any questions arising under the Plan or this Award.

Participant acknowledges and agrees that the Award Agreement may not be modified, amended or revised except as provided in the Plan. Participant further acknowledges that as of the Date of Grant, this Award Agreement and the Plan set forth the entire understanding between Participant and the Company regarding the issue of Ordinary Shares on vesting of a Restricted Share Unit pursuant to the Award and supersede all prior oral and written agreements on that subject with the exception, if applicable, of (i) equity awards previously granted and delivered to Participant, (ii) any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law, and (iii) any written employment or severance arrangement that would provide for vesting acceleration of this Award upon the terms and conditions set forth therein.

To facilitate the Award, Participant acknowledges that it may be necessary to receive documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

Fusion Fuel Green plc

By: /s/ Frederico Chaves

Name: Frederico Chaves

Title: CFO & Director

Acknowledged and Accepted by:

Participant

By: /s/ Jason Baran

Jason Baran

Attachments:

Attachment I:      Terms and Conditions

Attachment II:    2021 Equity Incentive Plan

Attachment I

Fusion Fuel Green plc

2021 Equity Incentive Plan

Terms and Conditions

Fusion Fuel Green plc (the “Company”) has awarded you the number of Restricted Share Units indicated in the Grant Notice (the “Award”) pursuant to the Company’s 2021 Equity Incentive Plan (the “Plan”). The Grant Notice and these Terms and Conditions are collectively referred to as the “Award Agreement”. Capitalized terms not explicitly defined in the Award Agreement will have the same meanings given to them in the Plan.

The terms of your Award, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1.                  Grant of the Award. This Award represents the right to be issued on a future date one (1) Ordinary Share for each Restricted Share Unit that vests on the applicable vesting date(s) (subject to any adjustment under Section 3 below) as indicated in the Grant Notice. As of the Date of Grant, the Company will credit to a bookkeeping account maintained by the Company, or a third party designated by the Company, for your benefit (the “Account”) the number of Restricted Share Units/Ordinary Shares subject to the Award. Except as otherwise provided herein (including, in particular, the requirement to pay to the Company an amount equal to the nominal value of Ordinary Shares issued to you pursuant to your Restricted Share Units), you will not be required to make any payment to the Company or an Affiliate (other than services to the Company or an Affiliate) with respect to your receipt of the Award, the vesting of the Restricted Share Units or the delivery of the Ordinary Shares to be issued in respect of the Award.

2.                   Vesting. Subject to the limitations contained herein, your Award will vest in accordance with the vesting schedule provided in the Grant Notice. In the event that Restricted Share Units cease vesting upon such termination as provided in the Grant Notice, such Restricted Share Units will be forfeited at no cost to the Company and you will have no further right, title or interest in or to such Restricted Share Unit or underlying Ordinary Shares promised by way of Restricted Share Unit.

Upon vesting of your Award, you shall be required to pay to the Company an amount equal to the aggregate nominal value of the Ordinary Shares to be issued to you pursuant to your Award.

The Ordinary Shares will be delivered to you as soon as practicable following each vesting date, but in any event within 30 days of such date.

3.                   Number of Shares. The number of Restricted Share Units/Ordinary Shares subject to your Award may be adjusted from time to time for capitalization adjustments as provided in Section 14 of the Plan (a “Capitalization Adjustment”). Any additional Restricted Share Units, shares, cash or other property that become subject to the Award pursuant to this Section 3, if any, will be subject, in a manner determined by the Board, to the same forfeiture restrictions, restrictions on transferability, and time and manner of delivery as applicable to the other Restricted Share Units and shares covered by your Award.

4.                   Compliance with Law. You may not be issued any Ordinary Shares under your Award unless the Ordinary Shares underlying the Restricted Share Units are either (i) then registered under the Securities Act, or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Your Award must also comply with other applicable laws and regulations governing the Award, including any U.S. and non-U.S. state, federal and local laws, and you will not receive such Ordinary Shares if the Company determines that such receipt would not be in material compliance with such laws and regulations.

5.                  Transfer Restrictions. Prior to the time that Ordinary Shares have been delivered to you, you may not transfer, pledge, sell or otherwise dispose of this Award or the shares issuable in respect of your Award, except as expressly provided in this Section 5. For example, you may not use shares that may be issued in respect of your Restricted Share Units as security for a loan. The restrictions on transfer set forth herein will lapse upon delivery to you of shares in respect of your vested Restricted Share Units. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, will thereafter be entitled to receive any distribution of Ordinary Shares to which you were entitled at the time of your death pursuant to this Award Agreement. In the absence of such a designation, your legal representative will be entitled to receive, on behalf of your estate, such Ordinary Shares or other consideration to the extent applicable in accordance with your will or the laws of intestacy.

6.                  Dividends. You will receive no benefit or adjustment to your Award with respect to any cash dividend, stock dividend or other distribution that does not result from a Capitalization Adjustment; provided, however, that this sentence will not apply with respect to any Ordinary Shares that are delivered to you in connection with your Award after such shares have been delivered to you.

7.                  Unsecured Obligation. Your Award is unfunded, and as a holder of a vested Award, you will be considered an unsecured creditor of the Company with respect to the Company’s obligation, if any, to issue shares or other property pursuant to this Award Agreement. You will not have voting or any other rights as a stockholder of the Company with respect to the shares to be issued pursuant to this Award Agreement until such shares are issued to you. Upon such issuance, you will obtain full voting and other rights as a stockholder of the Company. Nothing contained in this Award Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between you and the Company or any other person.

8.                  Award Not a Service Contract. Your Continuous Service with the Company, or, if different, your employer (the “Employer”), or any other Affiliate is not for any specified term and may be terminated by you or by the Company, the Employer or any other Affiliate at any time, for any reason, with or without cause and with or without notice. Nothing in this Award Agreement (including, but not limited to, the vesting of your Award or the issuance of the shares subject to your Award), the Plan or any covenant of good faith and fair dealing that may be found implicit in this Award Agreement or the Plan will: (i) confer upon you any right to continue in the employ of, or affiliation with the Employer; (ii) constitute any promise or commitment by the Company, the Employer or any other Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or affiliation; (iii) confer any right or benefit under this Award Agreement or the Plan unless such right or benefit has specifically accrued under the terms of this Award Agreement or the Plan; or (iv) deprive the Company or the Employer of the right to terminate you at any time and without regard to any future vesting opportunity that you may have. The grant of the Award shall not be interpreted as forming an employment or service contract with the Company. Under no circumstances on ceasing to be in employment or service of the Company will you be entitled to any compensation for any loss of any right or benefit or prospective right or benefit under the Plan which you might otherwise have enjoyed whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise howsoever.

9.                  Responsibility for Taxes.

(a)               You acknowledge that, regardless of any action taken by the Company or the Employer, the ultimate liability for all income tax, social insurance, payroll tax, universal social charge, fringe benefit tax, payment on account or other tax related items related to your participation in the Plan and legally applicable to you (“Tax-Related Items”) is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer. You further acknowledge that the Company and the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of your Restricted Share Units, including, but not limited to, the grant of the Restricted Share Units, the vesting and settlement of the Restricted Share Units, the delivery or sale of any Ordinary Shares and the receipt of any dividends, and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of your Award to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to Tax-Related Items in more than one jurisdiction between the Date of Grant and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer if applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b)               You acknowledge and agree that the Company has the right to deduct from payments of any kind otherwise due to you any federal, state, local or other taxes of any kind or social security required by law to be withheld with respect to the grant, vesting or settlement of the Restricted Share Units or the payment of any amounts equivalent to dividends accruing to the Ordinary Shares promised by way of Restricted Share Units. At such time as you are not aware of any material nonpublic information about the Company or the Ordinary Shares and you are not subject to any restriction on trading activities with respect to the Ordinary Shares pursuant to any Company insider trading or other policy, you shall execute the instructions set forth in Schedule 2 attached hereto (the “Automatic Sale Instructions”) as the means of satisfying such tax or social security obligation.  If you do not execute the Automatic Sale Instructions prior to an applicable vesting date, then you agree that if under applicable law you will owe taxes or social security at such vesting date on the portion of the award then vested the Company shall be entitled to immediate payment from you of the amount of any tax or social security required to be withheld by the Company.  The Company shall not deliver any Ordinary Shares to you until it is satisfied that all required withholdings have been made.

10.              No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan, or your acquisition or sale of the underlying Ordinary Shares. You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

11.              Notices. Any notices provided for in this Award Agreement or the Plan will be given in writing (including electronically) and will be deemed effectively given when personally delivered, when sent by fax or electronic mail (transmission confirmed), when actually delivered if sent express overnight courier service or five days after deposit in first class mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Award by electronic means or to request your consent to participate in the Plan by electronic means.

12.              Governing Plan Document. Your Award is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Award, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of this Award Agreement and the Plan, the terms of the Plan will control. In addition, your Award (and any compensation paid or shares issued under your Award) is subject to recoupment in accordance with The U.S. Dodd–Frank Wall Street Reform and Consumer Protection Act and any implementing regulations thereunder, any clawback policy adopted by the Company and any compensation recovery policy otherwise required by applicable law. No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntarily terminate employment upon a resignation for “good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

13.              Severability. If all or any part of this Award Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Award Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Award Agreement (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

14.              Waiver. You acknowledge that a waiver by the Company of breach of any provision of this Award Agreement shall not operate or be construed as a waiver of any other provision of this Award Agreement, or of any subsequent breach of this Award Agreement.

15.              Successors and Assigns. The rights and obligations of the Company under your Award will be transferable by the Company to any one or more persons or entities, and all covenants and agreements hereunder will inure to the benefit of, and be enforceable by, the Company’s successors and assigns. All obligations of the Company under the Plan and this Award Agreement will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and assets of the Company.

16.              Imposition of Other Requirements. The Company reserves the right to impose other requirements on your participation in the Plan, and on any Ordinary Shares issued under the Plan, to the extent the Company determines it is necessary or advisable for legal, tax or administrative reasons, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing. You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your Award.

17.              Governing Law. The interpretation, performance and enforcement of this Award Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

18.              Language. If you have received this Award Agreement, or any other document related to this Award and/or the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

19.              Insider Trading Restrictions/Market Abuse Laws. You acknowledge that you may be subject to insider trading restrictions and/or market abuse laws in applicable jurisdictions, including the United States and your country of residence, which may affect your ability to acquire or sell the Ordinary Shares or rights to the Ordinary Shares under the Plan during such times as you are considered to have “inside information” regarding the Company (as defined by the laws in your country). Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. You acknowledge that it is your responsibility to comply with any applicable restrictions, and you are advised to speak to your personal advisor on this matter.

20.              Foreign Asset/Account and Tax Reporting; Exchange Controls. Your country may have certain foreign asset, account and/or tax reporting requirements and exchange controls which may affect your ability to acquire or hold Ordinary Shares under the Plan or cash received from participating in the Plan (including from any dividends received or sale proceeds arising from the sale of Ordinary Shares) in a brokerage or bank account outside your country. You understand that you may be required to report such accounts, assets or transactions to the tax or other authorities in your country. You also may be required to repatriate sale proceeds or other funds received as a result of participation in the Plan to your country through a designated bank or broker and/or within a certain time after receipt. In addition, you may be subject to tax payment and/or reporting obligations in connection with any income realized under the Plan and/or from the sale of Ordinary Shares. You acknowledge that you are responsible for complying with all such requirements, and that you should consult personal legal and tax advisors, as applicable, to ensure compliance.

21.              Nature of Grant. In accepting your Award, you acknowledge, understand and agree that:

(a)               Participation in the Plan is voluntary and therefore you must accept the terms and conditions of the Plan and this Award as a condition to participating in the Plan and receipt of this Award. The Plan is discretionary in nature and the Company can amend, cancel, or terminate it at any time.

(b)               This Award and any other awards under the Plan are voluntary and occasional and do not create any contractual or other right to receive future awards or other benefits in lieu of future awards, even if similar awards have been granted repeatedly in the past. All determinations with respect to any such future awards, including, but not limited to, the time or times when such awards are made, the size of such awards and performance and other conditions applied to the awards, will be at the sole discretion of the Company.

*        *         *

These Terms and Conditions will be deemed to be accepted by you upon the signing by you or otherwise by your acceptance of the Grant Notice to which it is attached.

Schedule 1

 Vesting Conditions

Participant’s Restricted Share Units shall vest as follows:

33% on the Vesting Commencement Date; 33% on the one-year anniversary of the Vesting Commencement Date; and 33% on the two-year anniversary of the Vesting Commencement Date.

Participant’s Restricted Share Units shall vest in accordance with the above schedule, provided that (i) if the termination of Participant’s Continuous Service is by the Company for Cause, all Restricted Share Units that have not vested shall immediately terminate, be forfeited and cease to be exercisable; (ii) if Participant’s Continuous Service is terminated for Good Reason, by the Company without Cause, or by reason of Executive’s death or Disability, Restricted Share Units that are not vested as of the Termination Date (as defined in the employment agreement entered into by and between the Company, Employer, and Participant on January 1, 2022 (the “Employment Agreement”) shall accelerate in vesting as of the Termination Date, provided however that the Participant shall not be able to exercise, sell, transfer, hedge, or hypothecate that portion of Restricted Share Units that accelerates in vesting until the date at which such portion of Restricted Share Units would otherwise vest pursuant to the above schedule; and (iii) if Participant’s Continuous Service is terminated by Participant without Good Reason or by Non-Renewal (as defined in the Employment Agreement) and the Employer has elected to make Participant subject to the Additional Period (as defined in the Employment Agreement), Restricted Share Units that are not vested as of the Termination Date, but that would vest during the Additional Period, if Participant remained in Continuous Service during that period, shall vest as of the Termination Date, provided however that the Participant shall not be able to exercise, sell, transfer, hedge, or hypothecate that portion of Restricted Share Units that accelerates in vesting until the date at which such portion of Restricted Share Units would otherwise vest during the Additional Period pursuant to the above schedule.

Schedule 2

 Automatic Sale Instructions

 The undersigned hereby consents and agrees that any taxes or social security due on a vesting date as a result of the vesting of Restricted Share Units on such date shall be paid through an automatic sale of shares as follows:

(a)Upon any vesting of Restricted Share Units pursuant to Section 2 of the Terms and Conditions, the Company shall arrange for the sale of such number of Ordinary Shares issuable with respect to the Restricted Share Units that vest pursuant to Section 2 as is sufficient to generate net proceeds sufficient to satisfy the Company’s minimum statutory withholding obligations with respect to the income recognized by you upon the vesting of the Restricted Share Units (based on minimum statutory withholding rates for all tax purposes, including payroll and social taxes, that are applicable to such income) or, if higher, the specified percentage of the Ordinary Shares set forth below, and the net proceeds of such sale shall be delivered to the Company to the extent necessary to satisfy the Company’s tax and social security withholding obligations and shall otherwise be delivered to you.

(b)You hereby appoint the Company’s Executive Directors, and any of them acting alone and with full power of substitution, to serve as your attorneys in fact to arrange for the sale of your Ordinary Shares in accordance with this Schedule 2.  You agree to execute and deliver such documents, instruments and certificates as may reasonably be required in connection with the sale of the shares pursuant to this Schedule 2.

(c)You represent to the Company that, as of the date hereof, you are not aware of any material nonpublic information about the Company or the Ordinary Shares and are not subject to any restriction on trading activities with respect to the Ordinary Shares pursuant to any Company insider trading policy or other policy.  You and the Company have structured this Award Agreement, including this Schedule 2, to constitute a “binding contract” relating to the sale of Ordinary Shares, consistent with the affirmative defense to liability under Section 10(b) of the Securities Exchange Act of 1934 under Rule 10b5-1(c) promulgated under such Act.

The Company shall not deliver any Ordinary Shares to you until it is satisfied that all required withholdings have been made.

Portion of Ordinary Shares to Be Sold Pursuant to these Automatic Sale Instructions:

_________:  Statutory Minimum Withholding Amount

OR IF HIGHER

________% of the Ordinary Shares to be Issued With Respect to the Vesting of the Restricted Stock Award on such Vesting Date

 _______________________________

 Participant Name:  ________________

 Date:  __________________________